[LETTERHEAD OF SSI INVESTMENTS II LIMITED]

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Matthew Crispino, Esq. – Staff Attorney
Ms. Courtney Haseley, Esq. – Staff Attorney

Date	10 November 2010
Reference	SSI Investments II Limited
Subject	Registration Statement on Form S-4,
Filed October 8, 2010,
File No. 333-169857

Ladies and Gentlemen:

On behalf of SSI Investments II Limited, an Irish limited company (the “Issuer”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find the Issuer’s responses to the comments included in the comment letter to Charles E. Moran of the Issuer, dated November 3, 2010 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement on Form S-4 (the “Form S-4”).

Enclosed herewith is a copy of Amendment No. 1 to the Form S-4, which has been marked to indicate the changes made to the Form S-4 filed on October 8, 2010.

For your convenience, the comments as set forth in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Issuer are shown below each comment.

Form S-4

Item 22 – Undertakings, page II-8

1.	We note that you have not included the undertakings specified in Item 512(a)(5) and (6) of Regulation S-K. Please advise or revise your disclosure to add the foregoing.

Response:

Revisions have been made to page II-8 of the Form S-4 in response to the Staff’s comment to include the identified undertakings.

Signatures, page II-9

2.	The Form S-4 must be signed by each registrant’s principal executive officer, principal financial officer, and its controller or principal accounting officer. Refer to Instruction 1 to Signatures in the Form S-4. Please provide all of the required signatures for SkillSoft Ireland Limited, SkillSoft Canada, Ltd., SkillSoft Finance Limited, SkillSoft U.K. Limited, CBT (Technology) Limited, Stargazer Productions, and Books 24X7.com, Inc. or advise.

Response:

Revisions have been made to pages II-18, II-19, II-20, II-21, II-22, II-23 and II-24 of the Form S-4 in response to the Staff’s comment to include all of the required signatures.

Exhibit 5.1

3.	The legal opinion you have filed is limited to the laws of the state of Delaware, the Commonwealth of Massachusetts, and the federal laws of the United States. However, Section 12.08 of the indenture and the guarantees provide that such transaction documents are to be governed by the laws of the state of New York. As counsel’s opinion must properly address the enforceability of debt securities issued pursuant to the indenture, including all guarantees, please file a revised opinion which covers New York law. See Item 601(b)(5) of Regulation S-K.

Response:

Revisions have been made to Exhibit 5.1 to the Form S-4 in response to the Staff’s comment to cover New York law.

Exhibits 5.2, 5.3, 5.4, and 5.5

4.	We note that paragraph 1.2 of Exhibit 5.2, the last paragraph of Exhibits 5.3 and 5.5, and the penultimate paragraph of Exhibit 5.4 limit the extent to which persons other than the company and its special counsel may rely on counsel’s opinion. Please be advised that stockholders are entitled to rely on the opinions. Accordingly, please obtain revised opinions of counsel that do not contain these inappropriate limitations on reliance.

Response:

Revisions have been made to Exhibits 5.2, 5.3, 5.4 and 5.5 to the Form S-4 in response to the Staff’s comment to remove the identified limitations on reliance.

*   *   *   *   *

Please be advised that, in connection with the Comment Letter and the Issuer’s responses thereto, the Issuer hereby acknowledges the Staff’s position that (i) the Issuer is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Issuer may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing has been responsive to the Staff’s comments. Should you have any questions regarding this submission, please contact our attorneys at Ropes & Gray LLP – Marvin B. Tagaban at (212) 596-9526 or Craig E. Marcus at (617) 951-7802.

Very truly yours,

/s/ Charles E. Moran

Charles E. Moran

President and Chief Executive Officer

Enclosure

cc:

Craig E. Marcus, Esq. (Ropes & Gray LLP)

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